RUSH GRAPHICS LTD. ...your solution for colour printing

May 24, 2011

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange
NYSE Amex
U.S. Securities and Exchange Commission

Dear Sirs/Mesdames:

RE: GREAT PANTHER SILVER LIMITED (THE "COMPANY)
MAILING ON May 24, 2011

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company.

- Notice of Annual General Meeting
- Information Circular
- Proxy
- Financial Statement Request Form (National Instrument 51-102)

We also confirm that the material was sent by courier on the above mentioned date to intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded in accordance with National Instrument 54-101.

Sincerely,
Rush Graphics Ltd.

Mark Pak

Suite 20 - 319 W. Pender St., Vancouver, BC V6B 1T4
t 604.662.7874 f 604.662.7878 c 604.839.5625 rush@telus.net